Exhibit 99.1

August 13, 2018

Lithium Americas Announces Strategic Transaction with Ganfeng Lithium to Jointly Advance Caucharí-Olaroz

Highlights:

•	GFL agrees to purchase SQM’s interest in Caucharí-Olaroz. GFL has agreed to purchase SQM’s interest in Caucharí-Olaroz and enter into a new shareholders’ agreement with LAC to govern Minera Exar.
•	LAC increases its interest in Caucharí-Olaroz to 62.5%. LAC will increase its interest in Caucharí-Olaroz from 50% to 62.5% with GFL holding the remaining 37.5% interest.
•

GFL has agreed to provide LAC with a new US$100 million unsecured, limited recourse, subordinated loan facility. With this new source of financing, to be provided as part of the Transaction, LAC expects to have more than sufficient financial resources to fully fund its 62.5% share of the capital expenditures for Stage 1 of Cauchari-Olaroz.

•	Construction remains on track for first production in 2020. Construction continues with over 400 employees and contractors mobilized in Jujuy, Argentina.
•

Further optimization expected. LAC’s and GFL’s technical teams expect to immediately collaborate on ways to improve design efficiencies and leverage GFL’s technical and project execution expertise including experience producing battery quality lithium carbonate from concentrated brine.

•

LAC and GFL enter Strategic Collaboration Agreement to explore future partnership opportunities. LAC and GFL have agreed to collaborate and explore future opportunities to jointly develop lithium resources across North and South America.

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC; NYSE: LAC) (“Lithium Americas”, “LAC” or the “Company”) is pleased to announce that it has entered into definitive transaction agreements to implement a number of transactions (together, the “Transaction”), pursuant to which, among other things, a subsidiary of Sociedad Química y Minera de Chile S.A. (“SQM”) has agreed to sell all of its interest in Minera Exar S.A. (“Minera Exar”), the holding company for the Caucharí-Olaroz lithium brine project (“Caucharí-Olaroz” or the “Project”), to a subsidiary of Jiangxi Ganfeng Lithium Co., Ltd. (“Ganfeng Lithium” or “GFL”). As a result of the Transaction, Ganfeng Lithium will become Lithium Americas’ partner in developing and operating the Project, which is currently under development in Jujuy, Argentina. Lithium Americas’ interest in Caucharí-Olaroz will increase from 50% to 62.5%, with Ganfeng Lithium holding the remaining 37.5% interest.

In connection with the Transaction, Ganfeng Lithium has agreed to provide Lithium Americas with a new US$100 million limited recourse, subordinated loan facility to fully fund Lithium Americas’ share of Caucharí-Olaroz’ capital expenditures.

In addition, Lithium Americas and Ganfeng Lithium have entered into a strategic collaboration agreement (the “Strategic Collaboration Agreement”) to explore future opportunities to collaborate (the “Strategic Collaboration”) and develop lithium resources. The focus of the Strategic Collaboration Agreement will be on technical and financial collaboration with the objective of identifying and developing lithium resource projects in North and South America that leverage both companies’ respective strengths.

“We would like to thank SQM for providing the support to advance Caucharí-Olaroz into construction, helping to build an independent team in Jujuy and putting the Project on a path to reach first production by 2020,” said Lithium Americas’ CEO, Tom Hodgson. “We are also very pleased to welcome Ganfeng Lithium as our new partner at Cauchari-Olaroz to continue development on our previously disclosed timeline and explore future opportunities to collaborate.”

“We share Lithium Americas’ goal to advance Caucharí-Olaroz to production as quickly as possible to further diversify and reduce the cost profile of our lithium resource portfolio,” said Ganfeng Lithium’s Vice Chairman, Wang Xiaoshen. “We believe many opportunities exist to enhance and grow the Project for the mutual benefit of all stakeholders, including the local communities in Jujuy, Argentina, and look forward to working more closely with Lithium Americas going forward.”

About the Transaction

Under the terms of the Transaction, Ganfeng Lithium has agreed to purchase SQM’s interest in Minera Exar. SQM will receive an aggregate of US$87.5 million in cash (including repayment of outstanding indebtedness owing from Minera Exar and certain other costs) plus a deferred payment of US$50 million, which is payable on satisfaction of certain agreed milestones when the Project has successfully reached production.

In addition, Ganfeng Lithium has also agreed to provide a loan to Minera Exar to permit Minera Exar to repay US$25 million of its outstanding indebtedness owing to Lithium Americas.

As a result of the Transaction, on closing, Ganfeng Lithium will own 37.5% and Lithium Americas will own 62.5% (an increase from 50% previously as a result of the conversion of previously contributed funds) of Minera Exar1.

Ganfeng Lithium and Lithium Americas have agreed to enter into a new shareholders’ agreement governing their respective ownership interests and the business and operations of Minera Exar. The new shareholders’ agreement will provide Lithium Americas and Ganfeng Lithium with shared decision-making over certain decisions of Minera Exar. The board of directors of Minera Exar will have representatives from both Lithium Americas and Ganfeng Lithium consisting of three Lithium Americas nominees and two Ganfeng Lithium nominees. In addition, a management committee consisting of representatives of Lithium Americas and Ganfeng Lithium will be formed to direct the development of the Project.

Loan Facility

Pursuant to the Transaction, Ganfeng Lithium has agreed to provide Lithium Americas with a US$100 million subordinated loan facility (the “Loan Facility”). The Loan Facility is repayable exclusively out of future distributions from Minera Exar. The Loan Facility complements Lithium Americas’ existing senior credit facilities from Ganfeng Lithium and Bangchak Corporation in the aggregate amount of US$205 million and provides Lithium Americas with committed financing to fully support all of Lithium Americas’ capital expenditure funding obligations for the development of Stage 1 of the Project.

The Loan Facility will be unsecured and subordinated to the Company’s existing senior credit facilities and will be repaid from the proceeds of 50% of Lithium Americas’ share of future distributions from the Project. Lithium Americas will have the right to prepay the Loan Facility without penalty. Draws may be made under the Loan Facility until December 31, 2025. The Loan Facility will bear interest at a rate equal to 6-month LIBOR + 5.5% per annum, subject to a maximum of 10% per annum. Interest is payable annually from 50% of the distributions paid directly and indirectly by Minera Exar to Lithium Americas, subject to compliance with the Company’s existing senior credit facilities and the receipt of distributions from Minera Exar.

Caucharí-Olaroz Project Update

In Argentina, there are currently over 400 employees and contractors mobilized to develop Caucharí-Olaroz. Minera Exar’s management team will remain in place and continue to grow and leverage Ganfeng Lithium’s technical and project execution expertise. Ganfeng Lithium will commit their existing engineering and testing teams, including dedicated engineering personnel, to Caucharí-Olaroz.

Construction of Caucharí-Olaroz remains on track to commence production of battery-grade lithium carbonate in 2020. The Stage 1 development contemplates a production capacity of 25,000 metric tonnes per annum (“tpa”) of lithium carbonate. Construction of production wells and ponds is well underway with

[1]	Note: Jujuy Energía y Minería Sociedad del Estado, a Government of Jujuy wholly-owned entity, has an option to acquire an 8.5% interest in Minera Exar.

the first pond scheduled to be filled in second half of 2018 and plant construction expected to commence in early 2019.

As part of the Transaction, SQM has agreed to provide the support needed to ensure a smooth transition and the continuity of ongoing work at the Project.

Review of the Transaction

The board of directors of Lithium Americas (the “Board”) constituted a special committee of independent directors (the “Special Committee”) for the purposes of, among other things, considering the Transaction, reviewing, directing and supervising the process to be carried out by the Company and its professional advisors in assessing and negotiating the Transaction, and considering and making recommendations to the Board with respect to the Transaction.

The Special Committee was composed of Jean Fraser (Chair), Gary Cohn, George Ireland and Chaiwat Kovavisarach. In considering the Transaction, the Special Committee retained Osler, Hoskin & Harcourt LLP as its independent legal counsel and Cormark Securities Inc. (“Cormark”) as its independent financial advisor. Cormark has provided a fairness opinion to the Special Committee, concluding that, as of August 12, 2018, the Transaction is fair, from a financial point of view, to the Company and the shareholders of the Company (other than Ganfeng Lithium and its affiliates).

After careful consideration and deliberation, the Special Committee determined that the Transaction is in the best interests of Lithium Americas and is fair to shareholders of the Company (other than Ganfeng Lithium and its affiliates) and unanimously recommended to the Board that the Board approve the Transaction.

Following receipt of the unanimous recommendation by the Special Committee, the Board (with an interested director having recused himself) determined that the Transaction is in the best interests of Lithium Americas and is fair to shareholders of the Company (other than Ganfeng Lithium and its affiliates) and unanimously approved the Transaction.

The funding by Ganfeng Lithium of Minera Exar in connection with the Transaction and the provision of the Loan Facility by Ganfeng Lithium to the Company constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Lithium Americas is relying on the exemptions from the formal valuation and minority approval requirements set forth in MI 61-101. Specifically, the funding by Ganfeng Lithium of Minera Exar is exempt from the formal valuation and minority approval requirements on the basis of the exemptions in sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the subject matter of the relevant transaction, nor the fair market value of the consideration for the relevant transaction, insofar as it involves Ganfeng, is greater than 25% of Lithium Americas’ market capitalization (calculated in accordance with MI 61-101). The Loan Facility is not subject to the requirement to obtain a formal valuation. The Loan Facility is also exempt from the minority approval requirements on the basis of the exemption in section 5.7(f) of MI 61-101, as: (i) the Loan Facility is a loan that has been obtained on reasonable commercial terms that are not less advantageous to Lithium Americas than if the loan or credit facility were obtained from a person dealing at arm’s length with the Company, and (ii) the Loan Facility contains no equity component. Provision of the Loan Facility to Lithium Americas and the intercompany loans to  Minera Exar from Ganfeng Lithium are subject to the approval of the shareholders of Ganfeng Lithium. Lithium Americas has entered into voting support agreements from Ganfeng Lithium’s largest shareholder, who holds an approximate 24% interest in Ganfeng Lithium, pursuant to which such shareholder has agreed to vote in favour of the transaction. If the shareholder approval is not obtained, Ganfeng Lithium has agreed to fund the intercompany indebtedness by way of equity in a manner that does not impact the relative interests of the parties and to cede a portion of its rights to off-take from Minera Exar to Lithium Americas in respect of the US$100 million Loan Facility.

The Transaction is expected to close in the fourth quarter of 2018, and is subject to customary closing conditions.

Strategic Collaboration

Lithium Americas and Ganfeng Lithium recognize the significant potential that exists in exploring future collaboration opportunities. The Strategic Collaboration is expected to leverage Lithium Americas’ experience and track record operating in Jujuy, Argentina, and Nevada, USA, with Ganfeng Lithium’s strong technical capabilities producing high-quality lithium products, including producing concentrated lithium brine into battery-quality lithium carbonate.

Lithium Americas’ relationship with Ganfeng Lithium commenced in 2016 with the financing and off-take agreement for Caucharí-Olaroz. Since that time, both companies have engaged and worked extensively with one another, and understand each other's respective values, strategic priorities and operating capabilities. Senior management and technical teams have participated in multiple site visits to Lithium Americas’ and Ganfeng Lithium’s operations in Argentina, the United States, and China. Complementing Lithium Americas’ experience and expertise in project and process development, and exploration, Ganfeng Lithium is expected to provide access to substantial internal engineering, construction and project execution expertise. Lithium Americas and Ganfeng Lithium both bring extensive management experience that is aligned to the rapid development of lithium resources.

Beyond Caucharí-Olaroz, Lithium Americas and Ganfeng Lithium have agreed to explore further opportunities to work together on future partnerships.

As part of the Strategic Collaboration Agreement, Lithium Americas and Ganfeng Lithium have agreed to form a management committee and a technical committee (the “Committees”), which will include representatives from both companies. Global Lithium LLC, an independent lithium advisory firm managed by its President, Joe Lowry (“Global Lithium”), has agreed to advise the Committees on potential opportunities, and work together with both parties on business development opportunities.

“I have had the pleasure of knowing and working with Ganfeng Lithium for 15 years,” commented Joe Lowry, President of Global Lithium, “Ganfeng Lithium’s vision and project execution skill has enabled the company to become a global power in  lithium and the related green energy ecosystem. In addition to high quality resources, Lithium Americas has assembled the best combination of top management and technical talent among emerging companies, having drawn key personnel from major lithium producers and some of the largest users. Global Lithium looks forward to supporting the strategic alliance between Ganfeng Lithium and Lithium Americas and the obvious synergy that will result from expanding their relationship.”

Advisors and Counsel

Cormark served as financial advisor to the Special Committee and Osler, Hoskin and Harcourt LLP served as the Special Committee’s legal advisor. Cassels Brock & Blackwell LLP and Alfaro Abogados served as legal counsel to Lithium Americas.

Simpson Thacher & Bartlett LLP and Gowlings WLG LLP acted as legal advisors to Ganfeng Lithium.

Winston & Strawn LLP, Blake, Cassels & Graydon LLP and Marval, O'Farrell & Mairal acted as legal advisors to SQM.

Conference Call

Lithium Americas will host a conference call for analysts and investors on Tuesday, August 14, 2018 at 10:00 a.m. EST, followed by a question-and-answer session.

To access the call, please dial:

North America (toll-free):1 (888) 231-8191

International:1 (647) 427-7450

A telephone replay of the call will be available from 1:00 p.m. EST on August 14, 2018 until 11:59 p.m. EST on September 9, 2018. To access the call replay, please dial:

North America (toll-free):1-855-859-2056; passcode 3588296

International:1-416-849-0833; passcode 3588296

A recording of the conference call will also be available at www.lithiumamericas.com.

About Ganfeng Lithium:

Ganfeng Lithium is one of the largest lithium product makers in China, with a diverse product mix including lithium carbonate, lithium chloride, lithium fluoride, lithium metal, and butyl lithium. Ganfeng’s business model is mainly procuring lithium minerals, both of spodumene and brine, from upstream suppliers and processing those materials into lithium products. By the end of 2018, Ganfeng’s lithium carbonate and lithium hydroxide capacities are expected to reach over 40,000 tpa and 30,000 tpa, respectively, and the total lithium product capacity of over 75,000 tpa LCE.

Founded in 2000, Ganfeng Lithium is listed on the Shenzhen Stock Exchange (SHE: 002460) and has a market capitalization of over US$5 billion.

About Lithium Americas:

Lithium Americas is developing Caucharí-Olaroz, under construction in Jujuy, Argentina, and on closing of the Transaction will have a 62.5% interest in Cauchari-Olaroz with Ganfeng Lithium holding a 37.5% interest. In addition, Lithium Americas owns 100% of the Thacker Pass project (formerly Stage 1 of Lithium Nevada project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1150 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email:    ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Such forward-looking information is subject to various risks and uncertainties. Forward-looking information in this news release includes, but is not limited to, statements with respect to: (i) the timing and completion of each component of the Transaction; (ii) the timing and results of the development plan and ongoing development at the Caucharí-Olaroz project; (iii) the composition of the board, management committee and management team of Minera Exar; (iv)  the potential for future collaboration with Ganfeng Lithium and any benefits therefrom; (v) Lithium Americas’ ability to fund the Caucharí-Olaroz project; (vi) statements regarding anticipated decision making with respect to Minera Exar; and (vii) anticipated rates of production at the Project. Forward looking information is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information, including, but not limited to, risks relating to changes in Project parameters as plans continue to be redefined, including the possibility that mining operations may not commence at the Project, risks relating to variations in mineral resources and mineral reserves, risks relating to the ability to access infrastructure, risks relating to changes in the price of, or worldwide demand for, battery-grade lithium carbonate, sulfuric acid or other commodities, risks relating to increased competition in the market for battery-grade lithium carbonate and related products, risks relating to global financial conditions, reliance on key personnel, operational risks inherent in the conduct of mining activities, increases in capital or operating costs and the risk of delays or increased costs that may be encountered during the development and construction process, regulatory risks, including risks relating to the acquisition of necessary permits and licenses, financing risks, including the risk that funding required for development and construction activities may not be available on satisfactory terms or at all, environmental risks, risks relating to completion of the Transaction and the additional risks identified in the “Risk Factors” section of Lithium Americas’ annual information form and other reports and filings filed with applicable securities regulators. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.